SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.

   In the matter of                           )
                                              )
                                              )
EUA ENERGY INVESTMENT CORPORATION             ) Certificate of
Lowell, Massachusetts                         ) Notification
                                              ) Pursuant to
                                              ) Rule 24
   (70-8837)                                  )
                                              )
(Public Utility Holding Company Act of 1935)  )


   Enclosed herewith for filing by EUA Energy Investment Corporation, a wholly-owned subsidiary of Eastern Utilities Associates in accordance with the Order of the Securities and Exchange Commission entered in the above matter on June 26, 1996 (Release No. 35-26529) and pursuant to Rule 24, are the balance sheet, the income statement, and statement of cash flows for the period ended December 31, 1997 of Separation Technologies, Inc., reflecting the investments to date therein by EUA Energy Investment Corporation.


                                 EUA Energy Investment Corporation

                                 By: /s/ Clifford J. Hebert, Jr.
                                     Clifford J. Hebert, Jr.
                                     Treasurer



Dated: February 27, 1998